[Reference Translation]

November 6, 2023

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Koji Sato, President
(Code Number: 7203
Prime of Tokyo Stock Exchange and
Premier of Nagoya Stock Exchange)
Name and Title of Contact Person:
Yoshihide Moriyama, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice Concerning the Status and Completion of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (flexible repurchase of shares while considering factors such as the price level of our common stock) conducted in October pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notification was given on May 10, 2023, as follows:

We also inform you that the portion of the repurchase of shares pursuant to the resolution at a meeting of the board of directors held on May 10, 2023, has been completed.

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased:	12,793,500 shares

3. Total purchase price:	33,505,705,900 JPY

4. Period of repurchase:	From October 2, 2023 to October 30, 2023

(Reference)

I.	Repurchase of shares resolved at a meeting of the board of directors held on May 10, 2023 (flexible repurchase of shares while considering factors such as the price level of our common stock)

(1) Class of shares to be repurchased	Common shares of TMC

(2) Total number of shares to be repurchased	120 million shares (maximum)

(3) Total purchase price for repurchase of shares	150 billion JPY (maximum)

(4) Period of repurchase	From May 18, 2023 to October 31, 2023

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of October 30, 2023)

(1) Total number of shares repurchased:	64,590,700 shares

(2) Total purchase price for repurchased shares:	149,999,927,050 JPY